UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 15, 2008

Commission File Number: 001-34149

CHARDAN 2008 CHINA ACQUISITION CORP.
(Translation of registrant’s name into English)

Suite 18E, Tower A
Oriental Kenzo Plaza
48 Dongzhimenwai Street
Beijing, 100027, China
Tel: 86-10-84477148
Fax: 86-10-84477246
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 15, 2008, the initial public offering (“IPO”) of 6,875,000 units (“Units”) of Chardan 2008 China Acquisition Corp. (“Chardan” or the “Company”) was consummated. Each Unit consists of one ordinary share, $0.0001 par value per share (“Ordinary Shares”), and one warrant (“Warrant(s)”) that entitles the holder to purchase one Ordinary Share at $5.00 per share. The Units were sold at an offering price of $8.00 per unit, generating gross proceeds to the Company of $55,000,000. The Warrants will become exercisable on the later of the Company’s completion of a business combination or August 11, 2009, and will expire on August 11, 2012, or earlier upon redemption or liquidation.

Prior to the consummation of the IPO, the Company completed a private placement (“Private Placement”) of 2,000,000 warrants at a purchase price of $0.50 per warrant to certain of its officers, directors and initial shareholders on August 11, 2008 (“Private Placement Warrants”). The Private Placement Warrants are identical to the Warrants included in the Units sold in the IPO except that the Private Placement Warrants are non-redeemable and may be exercised on a “cashless” basis at any time after the later to occur of the Company’s completion of a business combination or August 11, 2009, in each case if held by their initial holders or their permitted assigns. The holders of Private Placement Warrants will not have any right to any liquidation distributions with respect to the Ordinary Shares underlying such Private Placement Warrants in the event the Company fails to consummate a business combination, in which event the Private Placement Warrants will expire worthless.

The IPO and the Private Placement generated gross proceeds to the Company in the aggregate of $56,000,000. The Company intends to use the net proceeds from the IPO and the Private Placement to acquire, through a merger, share exchange, contractual control arrangement or other similar business combination, one or more assets or operating businesses in the People’s Republic of China. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry in China.

Approximately $54,300,000 of proceeds from the IPO and Private Placement were placed in the Company’s trust account at Goldman Sachs in London maintained by Continental Stock Transfer & Trust Company acting as trustee. These funds will not be released until the earlier of the Company’s completion of a business combination with a target acquisition (or acquisitions) whose fair market value is at least equal to 80% of the Company’s net assets held in the trust account prior to the exercise of shareholder redemption rights described in the Company’s final prospectus (net of: (i) taxes paid or reserved for and (ii) interest earned on the trust account, which the Company estimates to be approximately $2,000,000, all of which the Company may draw from the trust account as provided for in the Company’s final prospectus to pay for its working capital (including expenses in seeking business combinations and, potentially, the costs of its liquidation and dissolution) and excluding the amount held in the trust account representing a portion of the underwriters’ discount and non-accountable expense allowance) at the time of the execution of the definitive documentation relating to the Company’s business combination or liquidation of the Company.

The Company’s press release announcing the consummation of the IPO and Private Placement and an audited balance sheet as of August 15, 2008 reflecting receipt of the proceeds upon consummation of the IPO and the Private Placement are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.